

April 8, 2025

Mr. Barry Hytinen
Executive Vice President and Chief Financial Officer
IRON MOUNTAIN INC
85 New Hampshire Avenue, Suite 150
Portsmouth, New Hampshire 03801

> **Re: IRON MOUNTAIN INC**
> **Form 10-K for the Year Ended December 31, 2024**
> **Filed February 14, 2025**
> **File No. 001-13045**

Dear Mr. Barry Hytinen:

We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Keely Stewart